Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 4 to the Registration Statement (Form F-3 No. 333-266951) and related prospectus of CLPS Incorporation for the registration of its common shares, preferred shares, warrants, debt securities, rights, depositary shares and units of its securities and to the incorporation by reference therein of our report dated October 20, 2022, with respect to the consolidated financial statements of CLPS Incorporation, included in its Annual Report (Form 20-F) for the year ended June 30, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

December 19, 2022